

16014704

SION

SEC Mail Processing Section MAR 09 2016 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

SEC FILE NUMBER
8- 68538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP NURMENKARI INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 EAST 41st STREET SUITE 1902
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALBERT PEZONE 212.447.5550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL + ASSOCIATES LLC
(Name – *if individual, state last, first, middle name*)

11 BROADWAY SUITE 700 (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ALBERT PEZONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP NURMENKARI INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified In New York County
Commission Expires April 14, 2018



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
GP Nurmenkari, Inc.

We have audited the accompanying statement of financial condition of GP Nurmenkari, Inc. as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of GP Nurmenkari, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of GP Nurmenkari, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 29, 2016

GP NURMENKARI INC.

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	27,018
Receivable from customers and clearing organization		53,800
Deposits with clearing organizations		50,000
Furniture, and equipment at cost, net of accumulated depreciation ($16,853)		9,151
Prepaid Expenses		11,351
Security Deposit		46,158
Other assets		7,224
Total assets	$	204,702

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable, and accrued expenses	$	78,133
Total liabilities		78,133
Stockholders' Equity		
Common stock - Authorized 200 shares non par 200 shares issued and outstanding		-
Common stock - Additional Paid in Capital		82,330
Retained earnings		44,239
Total stockholder's equity		126,569
Total liabilities and stockholder's equity	$	204,702

The accompanying notes are an integral part of these financial statements

For the Year Ended December 31, 2015

1. Organization and nature of business

GP Nurmenkari, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company is a New York corporation established on January 7, 2010.

2. Significant Accounting Policies

Basic Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements of securities, selling corporate debt securities, and retailing corporate equity securities over the counter on a fully disclosed basis through a clearing brokerage.

Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Revenue Recognition
The Company recognizes revenue when is realized or realizable and earned. The Company earns commissions on the securities transaction amount from clients when transactions are completed and settled through the brokerage accounts on a fully disclosed basis. Commission on the transaction is earned and recognized when the underlying transaction is completed. Consulting income is earned and recognized when the underlying service is completed and billed.

Statement of Cash Flows
For purpose of Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

4. Commitments and contingencies:

The Company entered into a new lease of office space for a term of three years on November 21, 2013 and expires on November 30, 2016.
The Minimum Rent is (i) $79,128 per annum ($6,594 per month) from the Commencement Date through November 30, 2014;

(ii) $81,501.84 per annum ($6,791.82 per month) from December 1, 2014 through November 30, 2015 and

(iii) $83,946.90 per annum ($6,995.57 per month) from December 1, 2015 through and including the Expiration Date.

Electricity Factor: $6,311.40 per annum.
There is a 3% per annum increase in Minimum Rent.

A security deposit of $46,158 was paid on November 22, 2013.

Rent expense for 2015 was $89,236 and is included in the Occupancy expense.

5. Depreciation

Property and equipment are stated at cost and recorded net of accumulated depreciation using straight line with estimated useful lives of five to seven years.

Property and equipment as of December 31, 2015 consisted of office furniture and office equipment at a cost of $26,004. Depreciation expense for the year was $7,176.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $5,000. At December 31, 2015, the Company's minimum capital requirement was $5,209. The company's aggregate indebtedness to net capital ratio was 1.48 to 1 and the Company had net capital of $52,684 which exceeded the minimum required dollar amount by $47,475.

7. Income taxes:

For the tax purpose, the Company elected to be taxed as an S corporation. Accordingly, the Company's income and loss is passed to the Shareholder individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. However, the Company is still subject to local corporation taxes if taxable income exceeds certain amount by offsetting entitled loss carry forward. The Company has a prepayment of $6,023 for NYC taxes.

8. Rule 15C3-3:

The Company is exempt from the provisions of Rule 15C3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. Contingencies:

In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.